		EXHIBIT 11

ALICO, INC.
Computation of Earnings per share
(in thousands except per share data)

	For the three months		For the year
	ended August 31,		ended August 31,
	2006	2005	2006	2005
Net income	$109	$2,521	$6,469	$6,090
Weighted shares outstanding	7,368	7,369	7,368	7,331

Basic earnings per share	$0.01	$0.34	$0.88	$0.83

(Net income divided by shares outstanding)

Dilutive securities (options outstanding)	11	16	11	16

Weighted shares, diluted	7,379	7,385	7,379	7,347

Fully diluted Earnings per share	$0.01	$0.34	$0.88	$0.83

(Net income divided by dilutive shares)